UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER

THE  SECURITIES EXCHANGE ACT OF 1934

For the Month of   September 2013

File No.   000-54598

Stellar Biotechnologies Inc.

(Name of Registrant)

332 E. Scott Street, Port Hueneme, CA 93041

 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F     ☒

FORM 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellar Biotechnologies Inc.

(Registrant)

Dated:  October 17, 2013

By: /s/  "Kathi Niffenegger"

Kathi Niffenegger

Corporate Secretary

Exhibits:

99.1

Interim Financial Statements for the period ended May 31, 2013

99.2

Management Discussion and Analysis

99.3

Certification of CEO

99.4

Certification of CFO